UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Exact Name of Registrant as Specified in Its Charter)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On November 10, 2025, Concorde International Group Ltd. (the “Company”) granted an aggregate of 4,400,000 restricted Class A ordinary shares under its 2025 Equity Incentive Plan to an employee and certain consultants of the Company in consideration of services rendered to the Company. Immediately after the issuance of these Class A ordinary shares, the Company has (i) 6,674,356 Class A ordinary shares issued and outstanding, and (ii) 20,311,112 Class B ordinary shares issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
	Name:	Swee Kheng Chua
	Title:	Chief Executive Officer and Chairman

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